NYSE-AMEX, TSX Symbol: NG

News Release

Donlin Creek Gold Reserves Increased by 4.3 Million Ounces

March 22, 2010 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX, TSX: NG) today released an updated reserve/resource estimate for its Donlin Creek gold project. Donlin Creek is owned equally by NovaGold and Barrick Gold U.S. Inc. and managed by the Donlin Creek LLC.

The reserve/resource estimate was completed by an independent engineering firm under the supervision of the Donlin Creek LLC using a gold price of US$825/oz, increasing the in-situ gold reserve by 4.3 million ounces to 33.6 million ounces of gold on a 100% basis. NovaGold’s 50% interest totals 16.8 million ounces of gold reserves, with an additional 2.1 million ounces of measured and indicated gold resources and 2.2 million ounces of inferred gold resources.

The Donlin Creek reserve/resource estimate incorporates results from 62 new drill holes totaling 25,094 meters for a total of 1,740 drill holes totaling 370,000 meters. The new pit model uses similar parameters to the resource model used in the 2009 Donlin Creek feasibility study. As per National Instrument 43-101 – Standard Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System, the Donlin Creek reserve/resource estimates are as follows:

Donlin Creek Mineral Reserve Estimate(1)(2)

Class	Tonnes	Gold	Contained Gold
	(Millions)	(g/t)	(M ozs)
Proven	7.0	2.46	0.55
Probable	460.7	2.23	33.04
Total	467.7	2.23	33.59

(1)	Effective March 12, 2010. Mineral reserves are reported to a gold price of $825/oz.
(2)	Mineral reserves are reported on a 100% basis. NovaGold and Barrick Gold U.S. Inc. each own 50% of the Donlin Creek project.

Donlin Creek Mineral Resource Estimate(1)(2)

Resource Category	Tonnes	Gold	Contained Gold
	(Millions)	(g/t)	(M ozs)
Measured	0.2	6.61	0.04
Indicated	39.6	3.34	4.25
Measured + Indicated	39.8	3.36	4.29
Inferred	58.4	2.35	4.41

(1)

Effective March 12, 2010. Measured and indicated resources are exclusive of proven and probable reserves and reported to a gold price of $900/oz. Mineral resources are reported on a 100% basis. NovaGold and Barrick Gold U.S. Inc. each own 50% of the Donlin Creek project.

(2)	Mineral resources that are not mineral reserves do not have demonstrated economic viability. See “Cautionary Note Regarding Reserve and Resource Estimates”.

Mineral reserves and mineral resources for Donlin Creek have been estimated using a long-term gold price assumption of $825/oz and $900/oz, respectively. Mineral resources have been classified using criteria appropriate under the 2005 CIM Definition Standards for mineral resources and mineral reserves by application of a net smelter return based cut-off grade which incorporated mining and recovery parameters, and constraint of the resources to a pit shell based on commodity prices. Mineral reserves were estimated based on a series of Lerchs-Grossmann pit shells, established following a number of throughput rationalization studies. The pit shell considered measured and indicated resources only. Flotation recoveries in the pit optimization varied by rock type, domain and degree of oxidation, and averaged 89.3% .

The new reserve estimate represents a 15% increase over the 29.3 million ounce reserve estimate contained in the feasibility study approved by Barrick and NovaGold in May 2009, and is based on the inclusion of additional drilling and an increase in long-term gold price assumptions from those used in 2009. The increase in reserves is expected to extend the mine life from 21 years to 25 years at the feasibility production rate, and does not materially change the feasibility study that was approved by the Donlin Creek LLC in 2009. It is believed that the additional storage capacity provided for in the 2009 feasibility study will accommodate the increase in tailings and that the waste rock storage facility can be modified to contain the additional unmineralized rock material.

Kevin Francis, P.Geo., Vice President Technical Services of NovaGold and a qualified person as defined by National Instrument 43-101, has reviewed and accepts responsibility for the technical information contained within this press release. NovaGold’s complete reserve/resource table and technical reports for each project are available at www.novagold.net.

About the Donlin Creek Project

Located in northwest Alaska, Donlin Creek is one of the largest known undeveloped gold deposits in the world, with proven and probable reserves estimated at 33.6 million ounces of contained gold with additional measured and indicated resources of 4.3 million ounces of gold and inferred resources of 4.4 million ounces of gold. Additional exploration potential remains in the Donlin Creek district. The Donlin Creek LLC continues to review the mine plan in light of prevailing gold prices, and is assessing optimization scenarios with the goal of reducing power and processing costs, including the potential to bring a source of natural gas to the project. These studies are targeted for completion by mid-2010, at which point the Donlin Creek LLC will either file permit applications for the original project design or approve a supplemental budget and proceed to revise the feasibility study to include the natural gas option. Pre-permitting activities are underway to construct a mine estimated to produce more than one million ounces of gold annually for more than 25 years. These production levels would make Donlin Creek one of the world’s largest gold-producing mines.

About NovaGold

NovaGold is a growth-focused precious metals company engaged in the exploration and development of mineral properties in North America. The Company has a portfolio of mineral properties located in Alaska, USA, and British Columbia, Canada. The Company’s largest projects are being advanced with major mining companies. The Donlin Creek project is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project is held by a partnership owned equally by NovaGold and Teck Resources Limited. NovaGold recently purchased a 100% interest in the Ambler property in Alaska, and owns a 100% interest in the Rock Creek, Big Hurrah and Nome Gold deposits near Nome, Alaska. NovaGold has one of the largest reserve/resource bases of any junior or mid-tier level producing gold company, and trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by email at info@novagold.net.

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NovaGold Contacts

Rhylin Bailie
Director, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, plans for and intentions with respect to the company’s use of proceeds from the sale of Securities and NovaGold’s future operating or financial performance, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Resources in the exploration and development of the Donlin Creek and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates; the outcome of litigation pending against the company; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2009, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form

40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.

Cautionary Note Regarding Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.